Filed Pursuant to Rule 433

Registration File No. 333-167562

August 8, 2012

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$625,000,000 3.45% Senior Notes due 2023

$625,000,000 5.00% Senior Notes due 2042

Issuer:	Kinder Morgan Energy Partners, L.P.

Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	August 8, 2012

Settlement Date (T+3):	August 13, 2012

	3.45% Senior Notes due 2023	5.00% Senior Notes due 2042

Maturity Date:	February 15, 2023	August 15, 2042

Principal Amount:	$625,000,000	$625,000,000

Benchmark:	1.750% due May 15, 2022	3.125% due February 15, 2042

Benchmark Price / Yield:	100-30 / 1.646%	107-21/ 2.745%

Spread to Benchmark:	+ 185 bps	+ 230 bps

Yield to Maturity:	3.496%	5.045%

Coupon:	3.45%	5.00%

Public Offering Price:	99.598%	99.308%

Optional Redemption:

At any time prior to November 15, 2022, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 30 bps. On or after November 15, 2022, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to February 15, 2042, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 35 bps. On or after February 15, 2042, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding the redemption date.

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013	February 15 and August 15, commencing February 15, 2013

CUSIP / ISIN:	494550BM7 / US494550BM77	494550BN5 / US494550BN50

Joint Book-Running Managers:	Citigroup Global Markets Inc.

RBS Securities Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. DNB Markets, Inc. ING Financial Markets LLC Natixis Securities Americas LLC Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, RBS Securities Inc. at (866) 884-2071 and Wells Fargo Securities, LLC at (800) 326-5897.